Exhibit 99.1

Kamada Reports Fourth Quarter and Fiscal Year 2020 Financial Results, Recent Achievements and Corporate Development Activities

●	Full-Year 2020 Revenues were $133.2 Million, In-Line with the Company’s Guidance; Adjusted EBITDA for 2020 was $25.1 Million
●	Kamada Enters U.S. Plasma Collection Market Through Acquisition of an FDA-Approved Facility, Furthering its Strategic Goal of Becoming a Fully Integrated Specialty Plasma Company Focused on Growing its Hyperimmune IgG Portfolio
●	Israeli Ministry of Health (IMOH) Initiated Treatment of Hospitalized COVID-19 Patients with Kamada’s Plasma-Derived COVID-19 Immunoglobulin (IgG) Investigational Product Primarily as Part of a Multi-Center Clinical Study Led by the IMOH; Current Planned Supply to IMOH is Sufficient to Treat an Estimated 500 Patients
●	Kamada Continues to Expand Existing Business Lines as Evidenced by the Recent Additions to its Israeli Distribution Biosimilar Products Portfolio; Also Exploring Business Development Opportunities and Intends to Leverage IgG Platform Technology as Response to Future Pandemic Situations

REHOVOT, Israel – February 10, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three and 12 months ended December 31, 2020.

“We are pleased to have overcome meaningful operational challenges caused by the global COVID-19 pandemic and met our key financial targets for 2020,” said Amir London, Kamada’s Chief Executive Officer. “For full-year 2020, we recorded total revenues of $133.2 million, in-line with our guidance of $132 million to $137 million, and a 5% increase compared to 2019 revenues. These results are indicative of the fundamental strengths of our business.”

“The acquisition of the Blood and Plasma Research (B&PR) collection center and establishment of our wholly-owned subsidiary, Kamada Plasma LLC, represents our entry into the U.S. plasma collection market, furthers our strategic goal of becoming a fully integrated specialty plasma company, and is expected to improve our IgG competitive profile in multiple markets. We intend to significantly expand our hyperimmune plasma collection capacity by investing in this center and leveraging its FDA license to open additional centers in the U.S.,” continued Mr. London.

“We continue to advance the rapid development and manufacturing of our plasma-derived COVID-19 IgG investigational product, which is being supplied to the Israeli Ministry of Health (IMOH) for the treatment of an estimated 500 hospitalized patients, through an agreement that is expected to generate approximately $3.4 million in revenue to Kamada. We continue to ramp up production of the product using plasma collected by our partner Kedrion Biopharma, in anticipation of a potential expansion of the IMOH supply agreement and possible demand from additional international markets,” added Mr. London.

“In addition, we continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency and on exploring new strategic business development opportunities that will utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise. Moreover, we intend to leverage our IgG platform technology as a strategic business line, with the ability to respond to future potential pandemic situations,” concluded Mr. London.

As previously reported, the transition of Glassia manufacturing to Takeda and the continued uncertainty in the operating environment created by the ongoing global COVID-19 pandemic are expected to result in reduced revenues and profitability in 2021. At the same time, Kamada continues to focus on expanding its existing growth drivers, which include:

●	Continued market share growth for KedRAB in the U.S.;
●	Expanding the sales of Glassia and the Company’s IgG portfolio in ex-U.S. markets, including registration and launch of the products in new territories;
●	Generating royalties from Glassia, projected to be in the range of $10 million to $20 million per year commencing in 2022;
●	Launching nine biosimilar products in the Israeli-based Distribution segment between 2022 and 2025, pending regulatory approval, with estimated maximum sales in the range of $25 million to $35 million; and
●	Leveraging the Company’s plasma-derived products manufacturing facility and expertise to offer contract manufacturing services of specialty IgG products, including an FDA-approved and commercialized IgG product that is expected to add between $8 million to $10 million in annual revenues, beginning in 2023.

Financial Highlights for the Three Months Ended December 31, 2020

●	Total revenues were $31.5 million in the fourth quarter of 2020, a 2% decrease from the $32.1 million recorded in the fourth quarter of 2019.
●	Gross profit was $10.2 million in the fourth quarter of 2020, compared to $12.1 million reported in the fourth quarter of 2019.
●	Net income was $1.6 million, or $0.04 per share, in the fourth quarter of 2020, as compared to net income of $5.4 million, or $0.13 per share, in the fourth quarter of 2019.
●	Adjusted EBITDA, as detailed in the tables below, was $4.0 million in the fourth quarter of 2020, as compared to $6.8 million in the fourth quarter of 2019.
●	Cash provided by operating activities was $12.7 million in the fourth quarter of 2020, as compared to cash provided by operating activities of $8.6 million in the fourth quarter of 2019.

Financial Highlights for the Year Ended December 31, 2020

●	Total revenues were $133.2 million in the year ended December 31, 2020, a 5% increase from the $127.2 million recorded in the year ended December 31, 2019.
●	Gross profit was $47.6 million in the year ended December 31, 2020, compared to $49.7 million in the same period of 2019.
●	Proprietary Product segment gross margins in the year ended December 31, 2020 were 43%, down three percentage points from the year ended December 31, 2019, and in-line with the Company’s expectations of an annual decrease of three to five percentage points, primarily attributable to a change in product sales mix and reduced plant utilization.
●	Operating expenses, including Research and Development, Sales & Marketing, General and Administrative, and Other Expenses, totaled $28.3 million in the year ended December 31, 2020, as compared to $27.0 million in the year ended December 31, 2019.
●	The 4% increase in Research and Development expenses for full-year 2020 as compared to 2019 was below Kamada’s guidance of a 13%-15% year-over-year increase. This is primarily due to the delay in patient enrollment in the Company’s InnovAATe clinical trial due to the impact of the COVID-19 pandemic.
●	Net income was $17.1 million, or $0.38 (fully diluted) per share, in the year ended December 31, 2020, as compared to net income of $22.3 million, or $0.55 per share, in the year ended December 31, 2019.
●	Adjusted EBITDA, as detailed in the tables below, was $25.1 million in the year ended December 31, 2020, as compared to $28.5 million in the year ended December 31, 2019.
●	Cash provided by operating activities was $19.1 million in the year ended December 31, 2020, as compared to cash provided by operating activities of $27.6 million in the year ended December 31, 2019.

Balance Sheet Highlights

As of December 31, 2020, the Company had cash, cash equivalents, and short-term investments of $109.3 million, as compared to $73.9 million on December 31, 2019. This increase was attributable to the issuance and sale of $25 million of equity to FIMI Opportunity Fund, the leading private equity investor in Israel, as well as positive operational cash flow.

Recent Corporate Highlights

●	Acquired privately held B&PR’s plasma collection center in Beaumont, TX, which specializes in the collection of hyper-immune plasma used by Kamada in the manufacture of its anti-D products.
●	Began supplying its COVID-19 plasma-derived IgG product to the IMOH for the treatment of COVID-19 patients in Israel; agreement expected to generate approximately $3.4 million in revenue to Kamada.
●	Entered into agreements with two undisclosed international pharmaceutical companies to commercialize three biosimilar product candidates in Israel. Subject to approval by the European Medicines Agency and subsequently by the IMOH, the three products are expected to be launched in Israel between 2022 and 2024 and Kamada estimates the potential collective maximum sales generated by the sale of these three products, achievable following regulatory approval and within several years of launch, to be in the range of $5 million to $7 million annually.
●	Added to the NASDAQ Biotechnology Index® (Nasdaq: NBI) designed to track the performance of a set of either biotechnology or pharmaceutical companies listed on The NASDAQ Stock Market®.

Conference Call

Kamada management will host an investment community conference call on Wednesday, February 10, 2020, at 8:00am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1-809-409-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13715277. The call will also be webcast live on the Internet on the Company’s website at http://public.viavid.com/index.php?id=143096.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce Glassia for Takeda through 2021 and Takeda will initiate its own production of Glassia for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) 2020 financial results being indicative of the fundamental strengths of Kamada’s business, 2) benefits of the B&PR acquisition, including furthering Kamada’s strategic goal of becoming a fully integrated specialty plasma company, the acquisition’s ability to improve Kamada’s IgG competitiveness in different markets and ability to expand Kamada’s hyperimmune plasma collection capacity by investing in the acquired center and leveraging its FDA license to open additional centers in the U.S., 3) plasma derived COVID-19 IgG investigational product supplied to the IMOH is estimated to be used to treat 500 hospitalized patient, through an agreement expected to generate approximately $3.4M in revenue to Kamada, 4) raping up of manufacturing of Kamada’s plasma derived COVID-19 immunoglobulin investigational product in anticipation of a potential expansion of the IMOH supply agreement and possible demand from additional international markets, 5) optimism about the pipeline, which is primarily focused on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency and exploring new strategic business development opportunities that will utilize and expand Kamada’s core plasma-derived development, manufacturing, and commercialization expertise, 6) Kamada’s intention to leverage its IgG platform technology as a strategic business line, with the ability to respond to future potential pandemic situations, 7) expectation to reduced revenues and profitability in 2021 due to the recently reported transition of Glassia manufacturing to Takeda and the continued uncertainty in the operating environment created by the ongoing global COVID-19 pandemic, 8) expectation for a continued increase in KedRAB market share in the U.S., 9) Expansion of sales of Glassia and IgG portfolio in ex-U.S. markets , including the registration and launch of the products in new territories, 10) Glassia’s royalties estimated at a range of $10 Million to $20 Million per year commencing 2022, 11) the nine biosimilar products portfolio in the Israeli-based Distribution segment launching between 2022 and 2025 and estimation for maximum sales in the range of $25 Million to $35 Million, and 12) the leveraging of the Company’s plasma-derived products manufacturing facility and expertise to offer contract manufacturing services of specialty IgG products, including those of an FDA-approved and commercialized IgG product expected to add between $8 Million to $10 Million in annual revenues starting in 2023. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to reap the benefits of the B&PR acquisition, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to obtain regulatory approval for the nine biosimilar products portfolio, the fruition of the contract manufacturing services of the FDA-approved and commercialized specialty IgG product, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies and on-going compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
Assets	U.S. Dollars in thousands
Current Assets
Cash and cash equivalents	$70,197	$42,662
Short-term investments	39,069	31,245
Trade receivables, net	22,108	23,210
Other accounts receivables	4,524	3,272
Inventories	42,016	43,173
Total Current Assets	177,914	143,562

Non-Current Assets
Property, plant and equipment, net	25,679	24,550
Right-of-use-assets	3,440	4,022
Other long term assets	1,573	352
Contract asset	2,059	-
Deferred taxes	-	1,311
Total Non-Current Assets	32,751	30,235
Total Assets	$210,665	$173,797

Liabilities
Current Liabilities
Current maturities of bank loans	$238	$489
Current maturities of lease liabilities	1,072	1,020
Trade payables	16,110	24,830
Other accounts payables	7,547	5,811
Deferred revenues	-	589
Total Current Liabilities	24,967	32,739

Non-Current Liabilities
Bank loans	36	257
Lease liabilities	3,593	3,981
Deferred revenues	2,025	232
Employee benefit liabilities, net	1,406	1,269
Total Non-Current Liabilities	7,060	5,739

Shareholder’s Equity
Ordinary shares	11,706	10,425
Additional paid in capital net	209,760	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	357	8
Capital reserve from financial assets measured at fair value through other comprehensive Income	-	145
Capital reserve from share-based payments	4,558	8,844
Capital reserve from employee benefits	(320)	(359)
Accumulated deficit	(43,933)	(61,073)
Total Shareholder’s Equity	178,638	135,319
Total Liabilities and Shareholder’s Equity	$210,665	$173,797

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands, other than per share information

Revenues from proprietary products	$100,916	$97,696	$23,283	$25,175
Revenues from distribution	32,330	29,491	8,259	6,896

Total revenues	133,246	127,187	31,542	32,071

Cost of revenues from proprietary products	57,750	52,425	13,933	14,013
Cost of revenues from distribution	27,944	25,025	7,444	5,969

Total cost of revenues	85,694	77,450	21,377	19,982

Gross profit	47,552	49,737	10,165	12,089

Research and development expenses	13,609	13,059	3,274	3,329
Selling and marketing expenses	4,518	4,370	1,221	929
General and administrative expenses	10,139	9,194	3,006	2,343
Other expenses and (incomes)	49	330	15	3
Operating income	19,237	22,784	2,649	5,485

Financial income	1,027	1,146	162	259
Income (expense) in respect of securities measured at fair value, net	102	(5)	-	(2)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(1,535)	(651)	(839)	(148)
Financial expenses	(266)	(293)	(62)	(76)
Income before taxes	18,565	22,981	1,910	5,518
Taxes on income	1,425	730	281	156

Net Income	$17,140	$22,251	1,629	$5,362

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain from securities measured at fair value through other comprehensive income	(188)	143	-	11
Gain (loss) on cash flow hedges	876	92	360	(7)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(528)	(23)	(255)	(3)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	64	(388)	64	(388)
Tax effect	19	(11)	(10)	22
Total comprehensive income	$17,383	$22,064	$1,788	$4,997

Earnings per share attributable to equity holders of the Company:
Basic income per share	$0.39	$0.55	$0.04	$0.13
Diluted income per share	$0.38	$0.55	$0.04	$0.13

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income	$17,140	$22,251	$1,629	$5,362

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to the profit or loss items:
Depreciation and impairment	4,897	4,519	1,265	1,140
Financial income, net	672	(197)	739	(33)
Cost of share-based payment	977	1,163	124	176
Taxes on income	1,425	730	281	156
Gain from sale of property and equipment	(7)	(2)	-	-
Change in employee benefit liabilities, net	201	94	208	(3)
	8,165	6,307	2,617	1,436
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	1,332	5,117	6,872	709
Increase in other accounts receivables	115	(214)	(857)	(1,418)
Increase in inventories	1,157	(13,857)	602	(9,142)
Decrease (increase) in Contract asset and deferred expenses	(3,085)	399	(621)	66
Increase (decrease) in trade payables	(9,560)	6,259	928	10,844
Increase (decrease) in other accounts payables	1,736	863	1,310	484
Decrease in deferred revenues	1,204	(283)	14	(62)
	(7,101)	(1,716)	8,248	1,481
Cash received (paid) during the period for:

Interest paid	(209)	(243)	(51)	(61)
Interest received	1,211	1,106	320	552
Taxes paid	(101)	(134)	(14)	(109)
	901	729	255	382
Net cash provided by operating activities	$19,105	$27,571	$12,749	$8,661

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(7,646)	$1,727	$8,000	$7,887
Purchase of property and equipment and intangible assets	(5,488)	(2,300)	(2,116)	(812)
Proceeds from sale of property and equipment	7	9	-	-
Net cash provided by (used in) investing activities	(13,127)	(564)	5,884	7,075

Cash Flows from Financing Activities
Proceeds from exercise of share base payments	65	16	4	4
Repayment of lease liabilities	(1,103)	(1,070)	(288)	(276)
Repayment of long-term loans	(492)	(476)	(119)	(123)
Proceeds from issuance of ordinary shares, net	24,894	-	-	-
Net cash used in financing activities	23,364	(1,530)	(403)	(395)

Exchange differences on balances of cash and cash equivalent	(1,807)	(908)	(520)	(128)
Increase in cash and cash equivalents	27,535	24,569	17,710	15,213
Cash and cash equivalents at the beginning of the period	42,662	18,093	52,487	27,449
Cash and cash equivalents at the end of the period	$70,197	$42,662	$70,197	$42,662
Significant non-cash transactions
Purchase of property and equipment through leases	$539	$5,035	$-	$51
Purchase of property and equipment	$722	$992	$722	$992

ADJUSTED EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands
Net income (loss)	$17,140	$22,251	$1,629	$5,362
Taxes on income	1,425	730	281	156
Financial expense (income), net	672	(197)	739	(33)
Depreciation and amortization expense	4,897	4,519	1,265	1,140
Non-cash share-based compensation expenses	977	1,163	124	176
Adjusted EBITDA	$25,111	$28,466	$4,038	$6,801

ADJUSTED NET INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands
Net income (loss)	$17,140	$22,251	$1,629	$5,362
Share-based compensation charges	977	1,163	124	176
Adjusted net income	$18,117	$23,414	$1,753	$5,538